Contact

www.linkedin.com/in/jeffbermant (LinkedIn)
www.getcocoon.com (Company)

Top Skills

Start-ups
Strategic Partnerships
Entrepreneurship

Jeffrey Bermant

CEO & Founder of TUSK
Santa Barbara, California, United States

Summary

See our latest Browser: Tusk, the Free Speech Browser. https://tuskbrowser.com/

I started my career in real estate, founding one of the largest development companies in the Santa Barbara, California area. I've developed close to three-quarters of a billion dollars in real estate with institutional partners, including UBS, Rockwood Capital, and Copley Real Estate Advisors.

Success in real estate development brought me opportunities to invest in software development. My initial investment has become Cocoon, a full-time passion project in the digital privacy and security sector. I've been an entrepreneur from the beginning of my career, and many of the ideas implemented by Virtual World Computing have come from my enthusiasm for finding ways to solve complex problems with real-world solutions.

Check out our latest browser Tusk the Free Speech Browser, built for Conservatives by Conservatives.

Experience

Virtual World Computing, LLC

CEO
2008 - Present (14 years)
Santa Barbara, California

My position as co-founder and CEO of Virtual World Computing has been the culmination of my entrepreneurial career and and my work as a passionate advocate for a safer and more secure Internet. I spearheaded the planning and development of our flagship product, the cloud-based Cocoon browser. I serve as the chief fundraiser, team-builder, and ideas guy. I count it a privilege to work every day with people I admire for a product I believe in.

As Internet users become increasingly aware that their personal data is a commodity, one that big-name browsers are cashing in on, I'm thrilled to be able to offer people a free, cloud-based browser that allows the individual user to take back control over their own digital privacy and online security. Cocoon allows international users to access region-restricted US content from anywhere in the world, and uses military-grade encryption, secure cloud servers, and proxies to provide unprecedented security and privacy online.

Cocoon is currently available for desktop, laptop, and Android devices, and we're going to be rolling out disruptive new features in the near future.

TUSK - The Free Speech Web Browser and News Feed
CEO
October 2021 - Present (1 year 3 months)

Cocoon MDR™ (MyData Rewards™)
CEO
February 2019 - Present (3 years 11 months)

Bermant Development Company
President
1983 - Present (39 years)
Santa Barbara, California

I have executed nearly three quarters of a billion dollars in real estate ventures throughout the course of my Santa Barbara area career.

Bermant Development Company was founded in 1983 to solve the complex needs of California communities for homes, workplaces, and a balanced environment. BDC has developed more than 1,500,000 square feet of commercial projects and 265 homes in southern and central California. We also built two of the largest technology incubators in the Santa Barbara area.

BDCdevelopment.com

Education

University of Southern California
BA, History

Thacher School